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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                           For the Month of April 2004

                                  ------------

                         (Commission File. No 0-30718).
                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:       Form   20-F           40-F   X
                                                      ------         -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:            No:    X
     -----           -----



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NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX:  SW
NASDAQ:  SWIR

            SIERRA WIRELESS UPDATES FIRST QUARTER FINANCIAL GUIDANCE

VANCOUVER, BRITISH COLUMBIA - APRIL 1, 2004 -- Sierra Wireless, Inc. (NASDAQ:
SWIR, TSX: SW) is providing updated financial guidance for the first quarter ended March 31st. Revenue and earnings expectations are increased significantly over the previous guidance for this quarter issued on January 28, 2004.

Revenue, previously guided in the range of $35 million to $37 million, is now expected to be over $40 million. Net earnings are expected to be over $3 million, compared to previous guidance of $1.5 million, while diluted earnings per share are expected to be over $0.12, compared to previous guidance of $0.06. Cash flow is now expected to be significantly positive, compared to previous guidance of neutral.

"We are pleased to raise our first quarter guidance as a result of stronger than expected demand and operating results across key product lines including AirCards and Embedded Modules," said David Sutcliffe, Chairman and Chief Executive Officer of Sierra Wireless, Inc. "We continue to focus on profitable growth."

Final results for the first quarter and financial guidance for the second quarter will, as previously scheduled, be provided on April 22nd after the close of markets.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.


About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR - TSX: SW) is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets the AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged


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vehicle-mounted connectivity solutions; and Voq, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless please visit www.sierrawireless.com.

"AirCard" is a registered trademark of Sierra Wireless. "Voq Professional Phone" is a trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
David McLennan
Chief Financial Officer
(604) 231-1185
Website: www.sierrawireless.com
         ----------------------
Email: dmclennan@sierrawireless.com
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INDUSTRY : CMT
SUBJECT : ERN









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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Sierra Wireless, Inc.



                                  By: /s/  DAVID G. MCLENNAN
                                      ------------------------------------------
                                      David G. McLennan, Chief Financial Officer
                                      and Secretary


Date: April 2, 2004